UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 22)*

MECHEL OAO

(Name of Issuer)

COMMON SHARES, PAR VALUE 10 RUSSIAN RUBLES PER SHARE

AMERICAN DEPOSITARY SHARES, EACH ADS REPRESENTING ONE COMMON SHARE

(Title of Class of Securities)

RU000A0DKXV5

583840103

(CUSIP Number)

Vladislav Zlenko

Krasnoarmeyskaya str., 1

125993 Moscow,

Russian Federation

+7 495 2218888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. RU000A0DKXV5; 583840103

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Igor V. Zyuzin
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 205,384
	8.	Shared Voting Power 280,463,641
	9.	Sole Dispositive Power 205,384
	10.	Shared Dispositive Power 63,225,279
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 280,669,025
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 67.42%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. RU000A0DKXV5; 583840103

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Calridge Limited
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 119,600,860
	8.	Shared Voting Power 160,862,781
	9.	Sole Dispositive Power 19,073,498
	10.	Shared Dispositive Power 44,151,781
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 280,463,641
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 67,38%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Bellasis Holdings Limited
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 75,000,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 1,500,000
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 75,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.02%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Armolink Limited
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 26,711,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 500,000
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,711,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.42%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) MetHol OOO
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 75,000,000
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,500,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 75,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.02%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Actiondeal Limited
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,151,781
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 20,151,781
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,151,781
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.84%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Cyberwood Limited
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 39,000,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 22,000,000
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.37%
14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Amendment to Schedule 13D (the “Schedule 13D”) further amends and restates in its entirety the Schedule 13D originally filed by the Reporting Persons on July 21, 2008 (the “Original Schedule 13D”) amended and restated as of June 19, 2009, August 20, 2009, December 29, 2009, March 12, 2010, April 22, 2010, July 12, 2010, October 14, 2010, March 4, 2011, April 21, 2011, May 12, 2011, September 7, 2011, October 7, 2011, December 29, 2011, April 13, 2012, May 23, 2012, July 16, 2012, August 22, 2012, September 21, 2012, March 13, 2013 and June 3, 2013 (the “Amended Schedule 13D”) and relates to common shares, par value 10 Russian rubles per share (the “Common Shares”), of Mechel OAO, an open joint-stock company incorporated under the laws of the Russian Federation (the “Issuer”) and the Issuer’s American Depositary Shares (“ADSs”), each ADS representing one Common Share. The principal executive offices of the Issuer are located at 1 Krasnoarmeyskaya St., Moscow 125993, Russian Federation.

Item 2.	Identity and Background

(a) - (c) and (f). This Schedule 13D is filed by Igor V. Zyuzin, a natural person and a citizen of the Russian Federation (“Mr. Zyuzin”); Calridge Limited, a limited company organized under the laws of the Republic of Cyprus (“Calridge”); Bellasis Holdings Limited, a limited company organized under the laws of the Republic of Cyprus (“Bellasis”); Armolink Limited, a limited company organized under the laws of the Republic of Cyprus (“Armolink”); MetHol OOO, a limited liability company organized under the laws of the Russian Federation (“MetHol”), Actiondeal Limited, a limited company organized under the laws of the Republic of Cyprus (“Actiondeal”) and Cyberwood Limited, a limited company organized under the laws of the Republic of Cyprus (“Cyberwood”) (collectively, the “Reporting Persons”).

Mr. Zyuzin co-founded the Issuer in 2003 and has been the Issuer’s chief executive officer since December 2006 and till July 2010. Mr. Zyuzin is also a chairman of the board of directors of the Issuer. Mr. Zyuzin’s principal business address is at the Issuer’s principal executive office at 1 Krasnoarmeyskaya St., Moscow 125993, Russian Federation.

Calridge is a limited company organized under the laws of Cyprus whose principal business is to make private investments and act a holding company for Mr. Zyuzin. Mr. Zyuzin owns all the outstanding equity interests in Calridge. The principal business office address of Calridge is 3 Themistokli Dervi, Julia House, PC 1066, Nicosia, Republic of Cyprus. The names of the executive officers and directors of Calridge, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Soterakis Koupepides Director	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	Republic of Cyprus	Principal Manager and Head of Fiduciary Services of Abacus Limited, a provider of corporate administration services; Elenion Building, 5 Themistokli Dervi Street, 2nd Floor, 1066 Nicosia, Republic of Cyprus

Stella Raouna Director	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	Republic of Cyprus	Principal Manager of Company Administration Services at Abacus Limited, a provider of corporate administration services; Elenion Building, 5 Themistokli Dervi Street, 2nd Floor, 1066 Nicosia, Republic of Cyprus

Bellasis is a limited company organized under the laws of Cyprus whose principal business is to make private investments. Calridge and MetHol own 10% and 90%, respectively, of the outstanding equity interests in Bellasis. The principal business office address of Bellasis is 3 Themistokli Dervi, Julia House, PC 1066, Nicosia, Republic of Cyprus. The names of the executive officers and directors of Bellasis, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Charalambos Michaelides Director	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	Republic of Cyprus	Principal Manager of Company Administration Services at Abacus Limited, a provider of corporate administration services; Elenion Building, 5 Themistokli Dervi Street, 2nd Floor, 1066 Nicosia, Republic of Cyprus

Stella Raouna Director	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	Republic of Cyprus	Principal Manager of Company Administration Services at Abacus Limited, a provider of corporate administration services; Elenion Building, 5 Themistokli Dervi Street, 2nd Floor, 1066 Nicosia, Republic of Cyprus

Armolink is a limited company organized under the laws of Cyprus whose principal business is to make private investments. Calridge owns all the outstanding equity interests in Armolink. The principal business office address of Armolink is 3 Themistokli Dervi, Julia House, PC 1066, Nicosia, Republic of Cyprus. The names of the executive officers and directors of Armolink, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Soterakis Koupepides Director	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	Republic of Cyprus	Principal Manager and Head of Fiduciary Services of Abacus Limited, a provider of corporate administration services; Elenion Building, 5 Themistokli Dervi Street, 2nd Floor, 1066 Nicosia, Republic of Cyprus

Stella Raouna Director	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	Republic of Cyprus	Principal Manager of Company Administration Services at Abacus Limited, a provider of corporate administration services; Elenion Building, 5 Themistokli Dervi Street, 2nd Floor, 1066 Nicosia, Republic of Cyprus

MetHol is a limited company organized under the laws of the Russian Federation whose principal business is to make private investments. Mr. Zyuzin owns all the outstanding equity interests in MetHol. The principal business office address of MetHol is Krasnoarmeyskaya str., 1, Moscow 125993, Russian Federation. The names of the executive officers and directors of MetHol, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Tatyana Ifutina General Director	Krasnoarmeyskaya str., 1 Moscow 125993 Russian Federation	Russian Federation	Head of Human Resources Department, Mechel Management Company OOO, Krasnoarmeyskaya str., 1, Moscow, Russian Federation, 125993

Actiondeal is a limited company organized under the laws of Cyprus whose principal business is to make private investments. Calridge owns all the outstanding equity interests in Actiondeal. The principal business office address of Actiondeal is 3 Themistokli Dervi, Julia House, PC 1066, Nicosia, Republic of Cyprus. The names of the executive officers and directors of Actiondeal, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Director Menikos Yiannakou	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	Republic of Cyprus	Principal Manager of Cypcosecretarial Limited, a provider of corporate administration services; Michalakopoulou, 14, DEMITAS TOWER, 3rd floor, Flat/Office 302, P.C. 1075, Nicosia, Republic of Cyprus

Director Emilios Kallenos	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	Republic of Cyprus	Principal Manager of Cypcosecretarial Limited, a provider of corporate administration services; Michalakopoulou, 14, DEMITAS TOWER, 3rd floor, Flat/Office 302, P.C. 1075, Nicosia, Republic of Cyprus

Director Michalakis Hadjimichael	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	Republic of Cyprus	Principal Manager of Cypcosecretarial Limited, a provider of corporate administration services; Michalakopoulou, 14, DEMITAS TOWER, 3rd floor, Flat/Office 302, P.C. 1075, Nicosia, Republic of Cyprus

Cyberwood is a limited company organized under the laws of Cyprus whose principal business is to make private investments. Calridge owns all the outstanding equity interests in Cyberwood. The principal business office address of Cyberwood is 3 Themistokli Dervi, Julia House, PC 1066, Nicosia, Republic of Cyprus. The names of the executive officers and directors of Cyberwood, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Director Menikos Yiannakou	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	Republic of Cyprus	Principal Manager of Cypcosecretarial Limited, a provider of corporate administration services; Michalakopoulou, 14, DEMITAS TOWER, 3rd floor, Flat/Office 302, P.C. 1075, Nicosia, Republic of Cyprus

Director Emilios Kallenos	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	Republic of Cyprus	Principal Manager of Cypcosecretarial Limited, a provider of corporate administration services; Michalakopoulou, 14, DEMITAS TOWER, 3rd floor, Flat/Office 302, P.C. 1075, Nicosia, Republic of Cyprus

Director Michalakis Hadjimichael	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	Republic of Cyprus	Principal Manager of Cypcosecretarial Limited, a provider of corporate administration services; Michalakopoulou, 14, DEMITAS TOWER, 3rd floor, Flat/Office 302, P.C. 1075, Nicosia, Republic of Cyprus

(d) and (e). To the best knowledge of the Reporting Persons, none of the persons or entities identified in this Item 2 has, during the five years preceding the date of this Schedule 13D, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Zyuzin co-founded the Issuer in 2003 and has maintained a significant stake in the Issuer since then.

Item 4.	Purpose of Transaction

Mr. Zyuzin directly and indirectly owns approximately 67.42% of the Common Shares. Except in certain cases as provided by the Federal Law “On Joint-Stock Companies”, dated December 26, 1995, as amended, resolutions at a shareholders’ meeting of the Issuer are adopted by a simple majority in a meeting at which shareholders holding more than half of the voting shares of the Issuer are present or represented. Accordingly, Mr. Zyuzin already has the power to control the outcome of most matters to be decided by vote at a shareholders’ meeting and can control the appointment of the majority of directors and the removal of all of the elected directors.

The 10b5-1 Purchase Instruction set out in the Original Schedule 13D was terminated and no purchases thereunder were made.

No Reporting Person has any present plan or proposal to acquire or dispose of any Common Shares, ADSs or GDSs, although consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Shares, ADSs, or GDSs or dispose of any or all of its Common Shares, ADSs or GDSs, as applicable, depending upon prevailing market, economic and other conditions, other investment and business opportunities available to the Reporting Persons, liquidity requirements of the Reporting Persons, tax considerations and/or other investment considerations.

As the chairman of the board of directors and controlling shareholder of the Issuer, at any given time, Mr. Zyuzin may be involved in discussions, plans or proposals which relate to or, if effected, may result in any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) – (b). All percentages of Common Shares disclosed in this Schedule 13D are calculated based on an aggregate total of 416,270,745 Common Shares, including Common Shares underlying ADSs and GDSs, issued and outstanding as of August 20, 2009.

As of today Mr. Zyuzin was the record owner of 205,384 Common Shares, which represents 0.05% of the Common Shares, Calridge was the record owner of 119,600,860 Common Shares, which represents 28.73% of the Common Shares, Bellasis was the record owner of 75,000,000 Common Shares, which represents 18.02% of the Common Shares, Armolink was the record owner of 26,711,000 Common Shares, which represents 6.42% of the Common Shares, Actiondeal was the record owner of 20,151,781 Common Shares, which represents 4.84% of the Common Shares and Cyberwood was the record owner of 39,000,000 Common Shares, which represents 9.37% of the Common Shares.

In addition to the Common Shares directly held by Calridge as described above, Calridge also beneficially owns 160,862,781 Common Shares, or 38.64% of the Common Shares, as explained below.

Mr. Zyuzin owns all of the outstanding equity interests in Calridge and MetHol, and in such capacity beneficially owns all Common Shares beneficially owned by Calridge and MetHol.

Calridge owns all of the outstanding equity interest in Armolink, Actiondeal and Cyberwood, and in such capacity beneficially owns all Common Shares held of record by Armolink, Actiondeal and Cyberwood. Calridge owns 10% of the outstanding equity interest in Bellasis, and in such capacity may be deemed to share beneficial ownership of the Shares held of record by Bellasis.

MetHol owns 90% of the outstanding equity interest in Bellasis, and in such capacity may be deemed to share beneficial ownership of the Common Shares held of record by Bellasis.

Mr. Zyuzin directly or indirectly owns all of the equity interests in MetHol, Calridge, Bellasis, Actiondeal, Armolink and Cyberwood and consequently, the Reporting Persons may be deemed to be a “group” within the meaning of Section 13(d) of the Act and Rule 13d-5(b)(1) promulgated thereunder with respect to their holdings of Common Shares.

In connection with certain financings, Bellasis has pledged 73,500,000 Common Shares, Armolink has pledged 26,211,000 Common Shares, Cyberwood has pledged 17,000,000 Common Shares and Calridge has pledged 100,527,362 Common Shares. Bellasis, Armolink, Cyberwood and Calridge have the right to vote the relevant Common Shares and the relevant Common Shares are included in the beneficial ownership positions disclosed in this Schedule 13D.

In July 2012, Calridge Limited sold 8,044,414 GDRs (representing 8,044,414 Common Shares) to two third parties in a private transaction. In connection with this sale, Mr. Zyuzin entered into a Put Option Deed with the third parties, which provides that during the put option period (i) the third parties have the right to require Mr. Zyuzin to purchase the GDRs at a certain price and (ii) Mr. Zyuzin has a right of first refusal on the sale of GDRs by the third parties. The put option periods is 24 months and can expire earlier under certain circumstances.

In the past 60 days there have been no transactions with the Common Shares by the Reporting Persons but Calridge Limited bought 6,421,414 GDRs (representing 6,421,414 Common Shares) according to the Put Option Deed from the third parties in a private transaction. And Calridge Limited bought 1,623,000 GDRs (representing 1,623,000 Common Shares) according to the Put Option Deed as was reported in the previous Amendment.

As a result of the relationships and shareholdings described above, the Reporting Persons may be deemed to beneficially own Common Shares as of today as follows:

Reporting Person	Number of Common Shares Beneficially Owned	Percentage of Common Shares
Mr. Zyuzin	280,669,025	67.42%
Calridge	280,463,641	67.38%
Bellasis	75,000,000	18.02%
Armolink	26,711,000	6.42%
MetHol	75,000,000	18.02%
Actiondeal	20,151,781	4.84%
Cyberwood	39,000,000	9,37%

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except the arrangements and relationships described in Item 5 above.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: July 17, 2013

IGOR V. ZYUZIN

/s/ Igor V. Zyuzin

CALRIDGE LIMITED

By:	/s/ Stella Raouna
Name:	Stella Raouna
Title:	Director

BELLASIS HOLDINGS LIMITED

By:	/s/ Stella Raouna
Name:	Stella Raouna
Title:	Director

ARMOLINK LIMITED

By:	/s/ Soterakis Koupepides
Name:	Soterakis Koupepides
Title:	Director

METHOL OOO

By:	/s/ Tatyana Ifutina
Name:	Tatyana Ifutina
Title:	General Director

ACTIONDEAL LIMITED

By:	/s/ Menikos Yiannakou
Name:	Menikos Yiannakou
Title:	Director

CYBERWOOD LIMITED

By:	/s/ Menikos Yiannakou
Name:	Menikos Yiannakou
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement